APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DJ's Cast Iron Burgers
Balance Sheet - unaudited
For the period ended 08/31/21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ 30,000.00
Petty Cash	2,000.00
Accounts Receivables	-
Inventory	250.00
Total Current Assets	32,250.00
Fixed Assets:	
Furniture and Equipment	7,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	7,000.00
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 39,250.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	3,200.00
Sales Tax Payable	-
Payroll Liabilities	250.00
Other Liabilities	1,500.00
Current Portion of Long-Term Debt	1,000.00
Total Current Liabilities	5,950.00
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	13,300.00

Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		20,000.00
Total Equity		33,300.00
TOTAL LIABILITIES & EQUITY	$	**39,250.00**
Balance Sheet Check		-

I, Miguel Cardona, certify that:

1. The financial statements of DJ's Cast Iron Burgers included in this Form are true and complete in all material respects; and
2. The tax return information of DJ's Cast Iron Burgers has not been included in this Form as DJ's Cast Iron Burgers was formed on 07/26/2021 and has not filed a tax return to date.

Signature   *Miguel Cardona*

Name: Miguel Cardona

Title: Partner